

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

Via E-mail
Steven D. Shackelford
Chief Financial Officer
Global Growth Trust, Inc.
CNL Center at City Commons
450 South Orange Avenue
Orlando, FL 32801

> **Re: Global Growth Trust, Inc.**
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed March 14, 2012**
> **File No. 0-54686**

Dear Mr. Shackelford:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

Item 2. Properties, page 35

1.   We note that your "Effective Monthly Rent per Square Foot" disclosure excludes tenant reimbursement and straight-line rent adjustments. In future Exchange Act periodic reports, for purposes of this table please present your effective annual rent including the impact of rent abatements, concessions or rent credits. Alternatively, please disclose that using effective rent instead of the figure currently presented would not materially impact the figure.

Portfolio Lease Expirations, page 36

2.   We note that 34% of your annualized base rent expired during 2012. Please tell us and disclose in future periodic filings, the relationship between market/current rents

anticipated compared to rents on leases expected to expire in the next 12 months. In addition, please tell us the relationship between rents on leases that expired and rents on executed renewals or new leases in the current reporting period. Please further address how you assess your portfolio for portfolio turnover, and how currently vacant leasable space is factored into your assessment.

Form 10-Q for period ended September 30, 2012

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Redemption of Shares and Issuer Purchases of Equity Securities, page 35

3.   In future Exchange Act periodic reports, please expand to disclose the number of redemption requests received and the number of unfulfilled requests. Also, please discuss the sources of funds used to fund redemptions made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Jennifer Monick, Senior Staff Accountant, at 202.551.3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Adviser at 202.551.3473 or the undersigned at 202.551.3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel